January 19, 2016

BY EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Ladies and Gentlemen:

STATE FARM MUTUAL FUND TRUST

1933 ACT REGISTRATION NO. 333-42004

1940 ACT REGISTRATION NO. 811-10027

In accordance with Rule 485(a)(1) of Regulation C under the Securities Act of 1933, State Farm Mutual Fund (the “Trust”) is filing its statutory prospectuses, statement of additional information and Part C information. The Trust is making this filing because the Trust’s Board of Trustees and its investment adviser, State Farm Investment Management Corp. (“SFIMC”), hired BlackRock Fund Advisors as sub-adviser for the Trust’s Small Cap Index Fund and International Index Fund effective approximately March 23, 2016. Currently Northern Trust Investments, Inc. serves as sub-adviser to the Trust’s Small Cap Index Fund and International Index Fund. The Trust has changed its registration statement to reflect the upcoming change in sub-advisers to these two Funds. The Trust and SFIMC have manager of managers authority pursuant to an exemptive order granted by the SEC. The Trust intends to make all non-material changes related to its series in a 485(b) filing to be effective May 1, 2016. The Trust requests that the Commission review and comment on the disclosure related to the sub-advisory change for the Trust’s Small Cap Index Fund and International Index Fund.

Please contact the undersigned if you should have any questions concerning this letter or this filing.

Sincerely,

/s/ David Moore
David Moore
Assistant Secretary (309) 766-1908